SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated August 12, 2004


                              ____________________

                                    HEAD N.V.

                                    Blaak 16
                                3011 TA Rotterdam
                                 The Netherlands
                              ____________________
                    (Address of Principal Executive Offices)


                       Indicate by check mark whether the
                         registrant files or will file
                       annual reports under cover of Form
                               20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                Yes: |_| No: |X|


                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby
              furnishing the information to the Commission pursuant
                           to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:       Press Release dated August 12, 2004 - Head N.V. (NYSE: HED;
                  VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announces results for the three and six month periods ended June 30, 2004


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                                                                        [LOGO]



Press Release

HEAD NV Announces Results for the Three and Six Month periods ended 30 June 2004

Amsterdam - August 12th 2004 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 30 June 2004 compared to the three months ended 30 June 2003:

o Net revenues increased by 5% to $83.2 million
o Operating loss before restructuring costs decreased by $3.4 million to a $5.7 million loss
o Operating loss after restructuring costs decreased by $2.4 million to a $6.7 million loss

For the six months ended 30 June 2004 compared to the six months ended 30 June 2003:

o Net revenues increased by 16% to $177.6 million
o Operating loss before restructuring costs decreased by $7.4 million to a $10.1 million loss
o Operating loss after restructuring costs decreased by $6.6 million to a $11.4 million loss

Johan Eliasch, Chairman and CEO, commented:

"The second quarter of 2004 showed a continued steady improvement by the Group in both top line growth and profitability.

Our restructuring projects are on target and, as can be seen in the results, have started to positively impact our financials.

During the quarter, the success of the Liquidmetal tennis racquet range was demonstrated by our dominance in the top-seller list. In the USA
(Pro/Speciality), Germany and France, I am pleased to reveal that the latest data shows Head was the top selling racquet, and also took six out of the top eight positions.

The second half of the year will be key for our Winter Sports business, but bookings data to date are encouraging.

Overall I am pleased to reiterate our previous guidance that, whilst the sporting goods market remains tough, the full year 2004 operating profit should be ahead of that achieved in 2003."

Revenues

                           For the Three Months Ended 30       For the Six Months Ended
                                      30 June,                         30 June,
                                2003              2004             2003            2004
                           ------------------------------------------------------------
Product category:
Winter Sports..............$    5,956    $      7,321       $    22,407    $     29,402
Racquet Sports.............    44,688          46,902            87,112          96,415
Diving.....................    26,091          25,967            38,535          45,881
Licensing..................     2,450           3,011             4,731           5,902

                           -----------------------------     --------------------------
  Total Revenues...........$   79,185    $     83,201       $   152,785    $    177,600
                           =============================     ==========================




Winter Sports

Winter Sports revenues for the three months ended June 30, 2004 increased by $1.4 million, or 22.9%, to $7.3 million from $6.0 million in the comparable 2003 period. For the six months ended June 30, 2004, Winter Sports revenues increased by $7.0 million, or 31.2%, to $29.4 million from $22.4 million in the comparable 2003 period. This increase was due to the strengthening of the euro against the U.S. dollar, higher sales volumes and better prices for bindings and a better product mix for skis and ski boots.

Racquet Sports

Racquet Sports revenues for the three months ended June 30, 2004 increased by $2.2 million, or 5.0%, to $46.9 million from $44.7 million in the comparable 2003 period. For the six months ended June 30, 2004, Racquet Sports revenues increased by $9.3 million, or 10.7%, to $96.4 million from $87.1 million in the comparable 2003 period. This mainly resulted from improved sales prices in tennis racquets, higher sales volumes in balls and the strengthening of the euro against the U.S. dollar.

Diving

Diving revenues for the three months ended June 30, 2004 decreased by $0.1 million, or 0.5%, to $26.0 million from $26.1 million in the comparable 2003 period. This decrease resulted mainly from earlier shipments during the three months ended March 31, 2004 with a reversal effect during the three months ended June 30, 2004. For the six months ended June 30, 2004, Diving product revenues increased by $7.3 million, or 19.1%, to $45.9 million from $38.5 million in the comparable 2003 period. This results mainly from increased sales volumes due to better product availability and the strengthening of the euro against the U.S. dollar.

Licensing

Licensing revenues for the three months ended June 30, 2004 increased by $0.6 million, or 22.9%, to $3.0 million from $2.5 million in the comparable 2003 period. For the six months ended June 30, 2004, licensing revenues increased by $1.2 million, or 24.8%, to $5.9 million from $4.7 million in the comparable 2003 period due to increased revenues from existing contracts and from new licensing agreements as well as timing differences.

Profitability

For the three months ended June 30, 2004, gross profit increased by $4.2 million, or 14.8%, to $33.0 million from $28.7 million in the comparable 2003 period. Gross margin increased to 39.6% in this period from 36.3% in the comparable 2003 period. For the six months ended June 30, 2004, gross profit increased by $14.0 million, or 25.3%, to $69.5 million from $55.5 million in the comparable 2003 period. Gross margin increased to 39.1% in this period from 36.3% in the comparable 2003 period due to improved operating performance and product mix sales.

For the three months ended June 30, 2004, selling and marketing expenses remained stable at $28.4 million compared to the comparable 2003 period. For the six months ended June 30, 2004, selling and marketing expenses increased by $3.8 million, or 7.0%, to $58.5 million from $54.7 million in the comparable 2003 period. The increase was due to the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs.

For the three months ended June 30, 2004, general and administrative expenses increased by $0.9 million, or 9.2%, to $10.2 million from $9.3 million in the comparable 2003 period. For the six months ended June 30, 2004, general and administrative expenses increased by $2.9 million, or 16.1%, to $20.9 million from $18.0 million in the comparable 2003 period. The increase was mainly due to the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs and increased administrative costs.

We also recorded a non-cash compensation expense of $0.1 million and $0.2 million for the three months ended June 30, 2004 and 2003, respectively, and $0.3 million and $0.3 million for the six months ended June 30, 2004 and 2003, respectively, due to the grant of stock options under our stock option plans of 1998 and 2001 and the resulting amortization expense.

In addition, in the six months ended June 30, 2004 we recorded restructuring costs of $1.3 million consisting of dismissal and transfer costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia. In comparison, in the six months ended June 30, 2003 we incurred restructuring costs of $0.5 million consisting of severance payments, stay bonuses and excess rent due to the movement of our US winter sports organization to our US headquarters.

As a result of the foregoing factors, operating loss for the three months ended June 30, 2004 decreased by $2.4 million to $6.7 million from $9.1 million in the comparable 2003 period. For the six months ended June 30, 2004, operating loss decreased by $6.6 million to $11.4 million from $18.0 million in the comparable 2003 period.

For the three months ended June 30, 2004, interest expense increased by $0.9 million, or 27.7%, to $4.4 million from $3.4 million in the comparable 2003 period. This increase is due to higher interest expenses (denominated in euro) on our newly issued 8.5% senior notes, further adversely impacted by the strength of the euro against the U.S. dollar, partially offset by reduced interest expense of short-term borrowings. For the six months ended June 30, 2004, interest expense increased by $10.4 million, or 153.5%, to $17.2 million from $6.8 million in the comparable 2003 period. This increase was mainly due to the following: write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid with proceeds from our new 8.5% senior notes in January 2004; the premium of $4.4 million for the early redemption of the 10,75% senior notes; the higher interest expenses due to higher debt of the group. The strength of the euro against the U.S. dollar further impacted these predominantly in euro denominated expenses.

For the three months ended June 30, 2004, interest income increased by $0.3 million, or 92.3%, to $0.6 million from $0.3 million in the comparable 2003 period. For the six months ended June 30, 2004, interest income increased by $0.4 million, or 73.8%, to $1.0 million from $0.6 million in the comparable 2003 period. This increase was due to higher cash on hand as well as due to the strengthening of the euro against the U.S. dollar.

For the three months ended June 30, 2004, we had a foreign currency exchange gain of $0.4 million, compared to a gain of $0.3 million in the comparable 2003 period. For the six months ended June 30, 2004, the foreign currency exchange gain was $0.5 million compared to a gain of $0.3 million in the comparable 2003 period.

For the three months and six months ended June 30, 2004, other income (expense), net remained stable compared to the comparable 2003 period.

For the three months ended June 30, 2004, income tax expense was $20.6 million compared to income tax benefit of $3.0 million in the comparable 2003 period. For the six months ended June 30, 2004, income tax expense was $18.0 million compared to income tax benefit of $5.1 million for the comparable 2003 period. This increase in income tax expense is mainly due to a reduction in Austrian tax rate which led to a decrease in deferred tax asset resulting from tax losses carried forward of $24.9 million, partially offset by an increase of deferred tax assets due to a higher loss before income taxes.

As a result of the foregoing factors, for the three months ended June 30, 2004, we had a net loss of $30.7 million compared to a net loss of $8.9 million in the comparable 2003 period. For the six months ended June 30, 2004, the net loss increased to $45.1 million from $18.8 million in the comparable 2003 period.

2004 Outlook

In terms of guidance for the remainder of 2004, we reiterate the guidance we gave in February at the time of our 2003 results announcement. This is that whilst we do not expect conditions in the sporting goods market to improve dramatically during 2004, we believe the signs are that there will be some growth in demand in our product categories, although we are currently seeing an increase in oil prices that may impact our raw material prices and therefore our margins.

We intend to continue to launch innovative products to help stimulate market demand and also to grow our market share.

We also expect to largely complete our restructuring program during 2004 and the benefits of this will be felt from 2004 onwards.

In conclusion, we expect reported revenues and operating profits, excluding one-time charges, for 2004 to be ahead of the levels achieved in 2003.

Net income will of course be lower than in 2003 due to the one time, non cash impact of the change in Austrian tax rates as detailed above.


Consolidated Results

                                                      For the Three Months Ended         For the Six Months
                                                             Ended 30 June,                Ended 30 June,
                                                     ------------------------------ --------------------------
                                                            2003           2004           2003           2004
                                                     ---------------------------------------------------------
REVENUES
Total revenues..................................... $     79,185   $     83,201  $     152,785   $     177,600
Cost of sales......................................       50,458         50,234         97,306         108,086
                                                    ----------------------------------------------------------
   Gross profit....................................       28,727         32,967         55,479          69,515
                                                    ==========================================================
   Gross margin....................................        36.3%          39.6%          36.3%          39.1%
Selling & marketing expense........................       28,368         28,379         54,655          58,460
General & administrative expense (excl. non-cash
compensation expense).............                         9,340         10,197         17,998          20,902
Non-cash compensation expense......................          164            139            327            277
Restructuring costs................................          (45)           981            485           1,252
                                                    ---------------------------------------------------------
   Operating loss..................................       (9,099)        (6,728)       (17,987)        (11,377)
                                                    =========================================================
Interest expense...................................       (3,415)        (4,362)        (6,797)        (17,233)
Interest income.....................................         295            566            558            970
Foreign exchange gain..............................          316            387            313            466
Other income (expense), net........................          (44)            39            (18)            33
                                                    ---------------------------------------------------------
   Loss from operations before income taxes              (11,948)       (10,097)       (23,931)        (27,140)
Income tax benefit (expense)                               3,015        (20,638)         5,144         (17,990)
                                                    ---------------------------------------------------------
   Net loss........................................ $     (8,934)  $    (30,735) $    (18,787)   $     (45,129)
                                                    =========================================================



About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Gustavo Kuerten, Marat Safin, Hannes Trinkl and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 629 4399
E-mail: htmcv@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company's quarterly report for the period ended 30 June 2004.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     HEAD N.V.


Date:    August 12, 2004                             By:  /s/ JOHAN ELIASCH
                                                        -------------------

                                                     Title:  Chairman and Chief
                                                             Executive Officer